Filed by NCR Atleos Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: NCR Atleos Corporation

Commission File No.: 001-41728

The following questions and answers were provided on the NCR Atleos intranet on February 26, 2026:

1.	Why is NCR Atleos Corporation combining with The Brink’s Company?
•	This transaction will unite two complementary providers in self-service financial access to create a leading financial technology infrastructure company. This is a strategic opportunity that positions us well to grow and evolve with the needs of financial institutions and retail customers.
•	Since becoming an independent company, we have earned the trust of our customers as a reliable ATM services provider. Together, we’ve advanced our mission to strengthen our position and maintain high standards in self-service financial solutions.
•	This transaction with Brink’s is a strategic opportunity for NCR Atleos to advance our growth journey, create more value for customers, and further invest in our business and team as part of a larger organization.

2.	Who is The Brink’s Company?
•	The Brink’s Company is a long-standing partner and a respected global provider in secure cash management and ATM services, serving financial institutions, governments, retailers and ATM operators across more than 100 countries.
•	Brink’s was founded over 160 years ago and provides secure transportation, cash in transit services, cash processing, route-based logistics and technology-enabled ATM Managed Services.
•	Brink’s has similar core values and goals, aligning with our NCR Atleos culture:
o	Accountability = Integrity
o	Collaboration = We work together
o	Innovation = Excellence
o	Service First = Customer success
•	You can learn more about Brink’s here.

3.	What does this combination mean for me and NCR Atleos employees? What happens next?
•	Today’s announcement is just the first step in this process. We expect the transaction to close in the first quarter of 2027, if we receive all required regulatory approvals.
•	As we move through this process, NCR Atleos and Brink’s remain two independent companies with our own strategic objectives. It is critical that we remain focused on executing and delivering on our 2026 strategic plan and company goals.
•	Over the coming months, NCR Atleos and Brink’s will collaborate on integration planning workstreams to determine the most effective way to bring the two companies together after closing. We will provide updates when we can as we move through this process and decisions are made.
•	Over time, this combination is expected to create a more diversified global platform with the potential to offer employees expanded career development opportunities.
•	For now, the most important thing is to stay focused on delivering for our customers and partners, maintaining our strong service-first performance, and operating the business as usual.

4.	How will we hear about progress toward closing and major milestones we complete?
•	Both companies are committed to transparency and providing updates to our teams when we can as we move through this process.
•	As we reach certain major transaction milestones and as decisions are made through integration planning over the next several months, certain updates will be shared publicly and others we will share internally.

5.	Who will lead the combined company? What happens to NCR Atleos leadership?
•	Brink’s CEO, Mark Eubanks, and CFO, Kurt McMaken, will lead the combined company.
•	As with any transaction, there may be select leadership transitions as we become part of Brink’s.
•	While we do not have a final answer today, we will work closely with Brink’s to ensure this is as seamless as possible for all employees. We will provide updates when we can as we move through this process and decisions are made.
•	Until closing and any transition period that follows, our leadership team will be firmly committed to ensuring the integration is a success.

6.	What will the combined company be named? Will the NCR Atleos brand be maintained? Will we convert all branding to Brink’s?
•	Following close, the corporate entity will maintain the name The Brink’s Company.

7.	Where will the headquarters be located? Will Brink’s keep the NCR Atleos offices?
•	Until the transaction closes, there are no changes to our HQ in Atlanta or any other physical locations we have. Real estate footprint is one of the many items we will discuss as part of our joint integration planning.
•	Should there be any changes following close, we would expect a phased approach to ensure minimal disruption and we will communicate any changes clearly at the appropriate time.

8.	When will the transaction be completed? What will happen between now and closing?
•	We expect the transaction to close in the first quarter of 2027, if we have received all required approvals.
•	As we move through this process, both companies will continue to operate independently with our own strategic objectives.
•	Over the coming months, NCR Atleos and Brink’s will collaborate on integration planning workstreams to determine the most effective way to bring the two companies together after closing.

9.	What will happen to our overarching strategy and goals?
•	Until the transaction is completed, NCR Atleos and Brink’s remain two independent companies with our own strategic objectives and it is critical that we remain focused on executing and delivering on our 2026 strategic plan and company goals.
•	Upon completion of the transaction, the combined organization would be positioned to offer a range of services, from ATM cash-in-transit services to full ATM estate outsourcing.

10.	Will this transaction change our culture or core values?
•	Cultural compatibility was an important factor in considering this transaction.
•	Brink’s has similar core values and goals, aligning with our NCR Atleos culture:
o	Accountability = Integrity
o	Collaboration = We work together
o	Innovation = Excellence
o	Service First = Customer success
•	Brink’s recognizes the value of NCR Atleos, including our technology, service capabilities and the dedicated people who define this business.
•	As part of Brink’s, we expect to build on the progress we have made as an independent company and grow stronger together well into the future.

11.	Will there be any job reductions as a result of this combination?
•	There are no immediate changes to roles, responsibilities or priorities as a result of this announcement.
•	As we work through the approvals process and ultimately toward the completion of the transaction, NCR Atleos and Brink’s will be collaborating to determine the best ways to bring the two businesses together.
•	Some roles or processes may evolve as the businesses integrate. Any changes will be communicated clearly at the appropriate time.

12.	Will my role continue with Brink’s?
•	We and Brink’s have complementary businesses and Brink’s values our team and our extensive industry experience.
•	We will work closely with the Brink’s team over the coming months to plan for a thoughtful and successful integration.
•	Decisions that impact our team members are always taken seriously. We will continue to update you as we have information to share.

13.	Should I expect any changes to my compensation, benefits or other terms of my employment?
•	Until the transaction closes, we remain an independent company and will continue to manage our own compensation structure and benefits.
•	As integration planning progresses, we will communicate any future changes on a timely basis.

14.	Will my current projects or priorities change before the transaction closes?
•	Between now and the expected closing in the first quarter of 2027, NCR Atleos and Brink’s remain two independent companies with our own strategic objectives, and it is critical that we remain focused on executing and delivering on our 2026 strategic plan.

15.	Will there be any changes to our reporting structure? How will NCR Atleos and our business units fit into the overall organization of Brink’s? When will we know what the new, combined organizational structure will be and if there are any changes to current reporting structures/my current manager?
•	Any near-term internal organizational structural changes would be a result of normal course business planning.
•	Upon close of the transaction, NCR Atleos is currently expected to operate within Brink’s ATM managed services and digital retail solutions businesses.
•	A joint cross-functional integration planning team is being formed and will work closely together to determine how to most effectively bring the businesses together.
•	Additional details regarding the organizational structure post-close will be determined in the coming weeks and months. We will keep you updated along the way.

16.	Will there be any changes to how we serve customers?
•	No. Customers will continue to receive the same reliable service and support they always get from us. There will be no changes to contracts, pricing or support.
•	Upon close, we expect a seamless transition for customers, including with respect to ongoing engagements and service reliability.

17.	How will this benefit our customers?
•	The combined company will be able to offer a more integrated suite of solutions for our customers. We will integrate our innovative ATM software, services installed base of ATMs and customer relationships with Brink’s global cash management experience and route-based infrastructure to provide our customers with comprehensive ATM services.
•	This means our customers will have the option to access a range of services, from ATM cash-in-transit services to full ATM estate outsourcing.

18.	Does this affect supplier, vendor or logistics relationships?
•	All vendor relationships and processes continue as they are today. Any future changes would be addressed during integration planning and communicated in advance.

19.	How does this affect ATMaaS, software, or our network?
•	All product roadmaps, service standards and support models remain unchanged prior to close.

20.	What happens to the NCR Atleos stock I own?
•	Upon closing, you will receive $30.00 in cash and 0.1574 shares of Brink’s stock for each share of NCR Atleos common stock that you own. NCR Atleos employee shareholders do not need to take any action at this time.
•	We will be communicating separately with all NCR Atleos shareholders, including employee owners, down the line.

21.	Can I buy or sell company stock?
•	NCR Atleos employees must continue to comply with the company’s Insider Trading Policy at all times. Please exercise extra caution before engaging in any stock transactions.
•	If you have any questions about whether you are permitted to trade NCR Atleos stock, please contact the Legal or Compliance team before taking any action.

22.	Will there be any impact to NCR Atleos’ 2026 annual bonus payments?
•	There will be no changes to our bonus structure prior to the closing of the transaction.

23.	What about my NCR Atleos restricted stock units (RSUs) and performance stock units (PSUs)?
•	If you have NCR Atleos RSUs and/or PSUs that have not vested, those will automatically convert into Brink’s RSUs with a value equivalent to that of your NCR Atleos RSUs and/or PSUs when the transaction closes.
•	The Brink’s RSUs and PSUs will vest on the same schedule as your current NCR Atleos RSUs and PSUs but the PSUs will only be subject to the remaining time-based vesting schedule. No performance metrics will apply to the converted PSUs.

24.	Who can I contact if I have more questions?
•	If you have additional questions, please contact your manager.
•	As always, we will provide updates on the process as we have news to share.

25.	Am I allowed to contact my counterpart at Brink’s?
•	We have strict legal and regulatory requirements prior to closing, and you should not engage with Brink’s employees unless a member of the NCR Atleos leadership or legal team specifically asks you to do so as part of the integration planning process.
•	Brink’s and NCR Atleos will continue to operate separately as independent companies until the transaction closes. It remains business as usual across all teams, processes, and customer engagements.

26.	What do I do if I am contacted by an outside third party, such as members of the media or investors?
•	Consistent with our usual practice, if you receive outside inquiries from the media or investors please do not respond. Please send all inquiries to Scott Sykes (scott.sykes@ncratleos.com).

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the proposed transaction with NCR Atleos Corporation (“NCR Atleos”) (the “Transaction”); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this document is representative only as of the date of this document and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this document or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://www.ncratleos.com.

Participants in the Solicitation

Brink’s, NCR Atleos, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC.